Exhibit 99.1

Eco Wave Power Receives Final Permit from U.S. Army Corps of Engineers for U.S. First Wave Energy Project, at Port of Los Angeles

Los Angeles, CA – November 18, 2024 –Eco Wave Power Global AB (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading provider of onshore wave energy technology, is pleased to announce it has received the final Nationwide Permit (NWP) from the U.S. Army Corps of Engineers for its groundbreaking wave energy project at AltaSea’s premises at the Port of Los Angeles.

This milestone marks a significant step forward in the development of Eco Wave Power’s pioneering wave energy project, which is set to become the first onshore wave energy installation in the United States. The permit, issued under NWP 52 for Water-Based Renewable Energy Generation Pilot Projects, authorizes Eco Wave Power to install eight wave energy floaters on the piles of an existing concrete wharf structure on the east side of Municipal Pier One.

The system will also include an energy conversion unit, comprised of two 20-foot shipping containers, which will be placed on the wharf deck and connected to the floaters. With the conversion unit already shipped and located on site, Eco Wave Power plans to complete installation by the end of Q1 2025.

In addition to securing the final permit, this achievement marks the completion of two key milestones under Eco Wave Power’s agreement with Shell International Exploration and Production Inc (“Shell”), which is expected to boost the Company’s revenues in Q4, 2024

The agreement between the parties was announced in April 2024, according to which, Eco Wave Power and Shell will collaborate for the development of a wave energy pilot in the Port of Los Angeles. Now, with the permit in place, the parties will enter the execution phase of the project, as per the terms of the agreement.

“We are thrilled to receive this final permit and move one step closer to bringing wave energy to the U.S.,” said Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power. “This project represents not only a technological breakthrough but also a crucial step in advancing the global transition to renewable energy. We are deeply grateful for the support of AltaSea, the Port of Los Angeles, Shell MRE, and the U.S. Army Corps of Engineers as we work to make wave energy a key part of the sustainable energy landscape.”

The U.S. Department of Energy’s National Renewable Energy Laboratory estimates that wave energy has the potential to generate over 1,400 terawatt-hours per year—enough to power approximately 130 million homes. With this project, Eco Wave Power is advancing the commercialization of wave energy as a reliable and clean source of renewable power, further strengthening its position as a leader in the industry.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totalling 404.7 MW. The company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honoured with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the prospective execution and timing of the Company’s plans based on receiving the NWP, that the NWP moves the Company one step closer to bringing wave energy to the U.S. and that it represents a crucial step in advancing the global transition to renewable energy, that through this project the Company is advancing the commercialization of wave energy as a reliable and clean source of renewable power, further strengthening its position as a leader in the industry. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

For more information, please contact:

Info@ecowavepower.com